399 PARK AVENUE 5TH FLOOR NEW YORK, NEW YORK 10022

June 15, 2016

VIA EDGAR

Hugh West

Accounting Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington D.C. 20549

Re:	Moelis & Company
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 5, 2016
Form 8-K Filed April 27, 2016
File No. 001-36418

Dear Mr. West:

Moelis & Company (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 7, 2016, concerning the Company’s Form 10-Q for the Quarterly Period ended March 31, 2016 and Form 8-K filed April 27, 2016.

To assist in your review, we have retyped the Staff’s comments (displayed in italics) below, with the Company’s responses set forth immediately below the Staff’s comments.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Revenues, page 33

Three Months Ended March 31, 2016 versus 2015, page 34

1.              We note from your 2015 Form 10-K and September 30, 2015 Form 10-Q that you disclose: (i) the number of clients that you earn revenues from; and (ii) the number of clients that you earn fees from equal to or greater than $1 million. Please revise your future filings to disclose these quantitative drivers of your fees (consistent with your prior filings). Refer to Item 303(b) of Regulations S-K.

In response to the Staff’s comment, the Company will revise its future filings to disclose for each of the periods for which an income statement is presented: (i) the number of clients from whom we earned revenues; and (ii) the number of clients from whom we earned fees equal to or greater than $1 million.

NEW YORK    |    BEIJING    |    BOSTON    |    CHICAGO    |    DUBAI    |    FRANKFURT    |    HONG KONG    |    HOUSTON    |    LONDON

LOS ANGELES    |    MELBOURNE    |    MUMBAI    |    PALO ALTO    |    PARIS    |    SÃO PAULO    |    SYDNEY    |    WASHINGTON DC

Form 8-K filed April 27, 2016

Exhibit 99.1

GAAP and Adjusted Pro Forma Selected Financial Data (Unaudited), page 3

2.              We note that you present here and within the appendix (on pages A-2 and A-3) full non-GAAP (“Adjusted Pro Forma”) income statements for the three months ended March 31, 2016 and 2015. This disclosure is inconsistent with the updated non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 (refer to 102.10). Please review this guidance when preparing your next earnings release and modify your non-GAAP disclosures accordingly.

In response to the Staff’s comment, the Company will modify its non-GAAP disclosures in its future earnings releases to be consistent with the updated non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.  To achieve this end, the Company will make the following modifications to its future earnings releases:

•                  All references to “Adjusted Pro Forma” within the report shall be replaced with “Adjusted”, or “Adjusted (non-GAAP)” for tabular headings;

•                  The GAAP and Adjusted (non-GAAP) Selected Financial Data (page 3) will be revised to include only key line items to reduce the prominence of non-GAAP as compared with our full GAAP income statement; and

•                  The Reconciliation of GAAP to Adjusted (non-GAAP) Financial Information (pages A-2 and A-3) will be revised to only disclose line items with non-GAAP adjustments.

To assist the Staff in its review and facilitate an expedient resolution, we have included below the non-GAAP tabular information from the first fiscal quarter of 2016 with the modifications we intend to present in our future earnings releases:

	GAAP			Adjusted (non-GAAP)*
	Three Months Ended March 31,
($ in thousands except per share data)	2016	2015	2016 vs. 2015 Variance	2016	2015	2016 vs. 2015 Variance

Revenues	$126,364	$99,412	27%	$126,364	$99,412	27%

Income (loss) before income taxes	31,063	24,261	28%	32,437	25,721	26%
Provision for income taxes	5,444	4,300	27%	12,813	10,288	25%
Net income (loss)	25,619	19,961	28%	19,624	15,433	27%

Net income (loss) attributable to noncontrolling interests	18,649	14,625	28%	—	—	N/M
Net income (loss) attributable to Moelis & Company	$6,970	$5,336	31%	$19,624	$15,433	27%

Diluted earnings per share	$0.31	$0.25	24%	$0.35	$0.28	25%

N/M = not meaningful

* See Appendix for a reconciliation of GAAP to Adjusted (non-GAAP)

Moelis & Company

Reconciliation of GAAP to Adjusted (non-GAAP) Financial Information

Unaudited

(dollars in thousands, except share and per share data)

	Three Months Ended March 31, 2016
Adjusted items	GAAP	Adjustments		Adjusted (non-GAAP)

Compensation and benefits	74,668	(1,374	)(a)	73,294

Income (loss) before income taxes	31,063	1,374		32,437
Provision for income taxes	5,444	7,369	(b)	12,813
Net income (loss)	25,619	(5,995)		19,624

Net income (loss) attributable to noncontrolling interests	18,649	(18,649)		—
Net income (loss) attributable to Moelis & Company	$6,970	$12,654		$19,624

Weighted-average shares of Class A common stock outstanding
Basic	20,376,718	33,870,710	(b)	54,247,428
Diluted	22,402,820	33,870,710	(b)	56,273,530
Net income (loss) attributable to holders of shares of Class A common stock per share
Basic	$0.34			$0.36
Diluted	$0.31			$0.35

(a)         Expense associated with the amortization of RSU’s and stock options granted in connection with the IPO.  In accordance with GAAP, amortization expense of RSUs and stock options granted in connection with the IPO will be recognized over the five year vesting period; we will continue to adjust for this expense due to the one-time nature of the grant.

(b)         Assumes all outstanding Class A partnership units have been exchanged into Class A common stock.  Accordingly, an adjustment has been made such that 100% of the Firm’s income is taxed at the corporate effective tax rate of 39.5% for the period presented.

	Three Months Ended March 31, 2015
Adjusted items	GAAP	Adjustments		Adjusted (non-GAAP)

Compensation and benefits	55,393	(1,460	)(a)	53,933

Income (loss) before income taxes	24,261	1,460		25,721
Provision for income taxes	4,300	5,988	(b)	10,288
Net income (loss)	19,961	(4,528)		15,433

Net income (loss) attributable to noncontrolling interests	14,625	(14,625)		—
Net income (loss) attributable to Moelis & Company	$5,336	$10,097		$15,433

Weighted-average shares of Class A common stock outstanding
Basic	19,730,182	34,407,005	(b)	54,137,187
Diluted	20,948,966	34,407,005	(b)	55,355,971
Net income (loss) attributable to holders of shares of Class A common stock per share
Basic	$0.27			$0.29
Diluted	$0.25			$0.28

(a)         Expense associated with the amortization of RSU’s and stock options granted in connection with the IPO.  In accordance with GAAP, amortization expense of RSUs and stock options granted in connection with the IPO will be recognized over the five year vesting period; we will continue to adjust for this expense due to the one-time nature of the grant.

(b)         Assumes all outstanding Class A partnership units have been exchanged into Class A common stock.  Accordingly, an adjustment has been made such that 100% of the Firm’s income is taxed at the corporate effective tax rate of 40.0% for the period presented.

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any question or comments regarding the foregoing to the undersigned at (212) 883-3837 or Joe.Simon@moelis.com.

Sincerely,

/s/ Joseph Simon
Joseph Simon
Chief Financial Officer

cc:  Michael Angelaras, Deloitte & Touche LLP